SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12B-25

                        Commission File Number 0-49635

                         Notification of Late Filing


(Check One):
[X] Form 10-KSB and Form 10-KSB [ ] Form 11-K  [ ] Form 20-F   [] Form 10-QSB
[ ] Form N-SAR
For Period ended: March 31, 2002

[  ] Transition Report on Form 10-K       [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F       [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in the this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     Part I
                             Registrant Information

Full Name of Registrant: Technology Acquisition Corporation

Address of principal executive office (Street and number):

                           509 N. Winnetka, Suite 207

City, State and Zip Code:  Dallas, Texas 75204


                                     Part II
                             Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [&23,047], the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    Part III
                                    Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company is currently in the process of filing a Form 10SB Registration Statement with the Securities and Exchange Commission and responding to their comments regarding the filing. Accordingly, due to the proximity of the comments and the filing deadline, the Company will not be able to file its Form 10KSB on time without unreasonable effort and expense. The Company anticipates filing this report no later than July 16, 2002.



                                     Part IV
                                Other Information

(1) Name and telephone number of person to contact in regard to this notification:

              Wilhelm Liesner                  (214) 948-2990
                  (Name)              (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no, identify report(s).
     [X] Yes  [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate state the reasons why a reasonable estimate of the results cannot be made.


Technology Acquisition Corporation (name of registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 28, 2002

                                       By: /s/ Wilhelm Liesner
                                             -----------------
                                               Wilhelm Liesner